SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -----------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)

                          CENTRAL FREIGHT LINES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                  153491 10 5
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                                 (CUSIP Number)

                                  Jerry Moyes
                             2710 E. Old Tower Road
                               Phoenix, AZ 85034
                           Telephone: (602) 273-3770
                           Facsimile: (602) 275-3868
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            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copies to:
                               Stephen F. Arcano
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                                November 27, 2006
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                                  SCHEDULE 13D
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CUSIP No.  153491 10 5                                      Page 2 of 8 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jerry C. Moyes
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          [ ] (a)
                                                                     [X] (b)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)
         PF                                                          [ ]
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                       [X]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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                            7       SOLE VOTING POWER
        NUMBER OF                   12,327,113 (1)
         SHARES            ----------------------------------------------------
      BENEFICIALLY          8       SHARED VOTING POWER
        OWNED BY                    6,488,577 (2)
          EACH              ---------------------------------------------------
        REPORTING           9       SOLE DISPOSITIVE POWER
         PERSON                     12,327,113 (1)
          WITH              ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    6,488,577 (2)
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,815,690 (1)(2)

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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
         [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%
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14       TYPE OF REPORTING PERSON (See Instructions)
         IN
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(1) Includes 11,509,044 shares of the surviving corporation owned by NATL, which is controlled by Mr. Moyes and 818,069 shares of the surviving corporation directly owned by Mr. Moyes.
(2) Includes 1,276,229 shares owned by the Family Trust. Jerry and Vickie Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to these shares. Includes 4,708,348 shares owned by the Children's Trust. Includes options, beneficially owned by Mr. Fasso, to purchase up to 504,000 shares.

                                  SCHEDULE 13D

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CUSIP No.  153491 10 5                                      Page 3 of 8 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Vickie Moyes
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          [ ] (a)
                                                                     [X] (b)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)
         Not applicable
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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                            7        SOLE VOTING POWER
       NUMBER OF                     -0-
        SHARES              ---------------------------------------------------
      BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY                      1,276,229 (1)
         EACH               ---------------------------------------------------
       REPORTING            9        SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH               ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     1,276,229 (1)
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,276,229 (1)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
         [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.78%
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14       TYPE OF REPORTING PERSON (See Instructions)
         IN
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(1)  Consists of 1,276,229 shares owned by the Family Trust. Jerry and Vickie
     Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to these shares.

                                  SCHEDULE 13D

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CUSIP No.  153491 10 5                                      Page 4 of 8 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jerry and Vickie Moyes Family Trust, dated December 11, 1987
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                       [  ] (a)
                                                                  [  ] (b)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)
         Not Applicable
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Arizona
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                            7        SOLE VOTING POWER
       NUMBER OF                     -0-
        SHARES              ---------------------------------------------------
      BENEFICIALLY          8        SHARED VOTING POWER
       OWNED BY                      1,276,229
         EACH               ---------------------------------------------------
       REPORTING            9        SOLE DISPOSITIVE POWER
        PERSON                       -0-
         WITH               ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     1,276,229
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,276,229
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
         [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.78%
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14       TYPE OF REPORTING PERSON (See Instructions)
         OO
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

                                                            Page 5 of 8 pages

The reporting persons hereby amend Items 4, 5 and 6 of the Statement on Schedule 13D, filed on their behalf with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on
Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 is amended by adding the following paragraphs:

On November 27, 2006, the merger of Green with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"), was completed. As a result of the Merger, Issuer became a privately held company and, on November 27, 2006, Issuer filed a Form 15 with the SEC, terminating the registration of the Common Stock under the Exchange Act. The Common Stock therefore is no longer an "equity security" for the purposes of Regulation 13D-G under the Exchange Act. The Common Stock ceased to trade on the NASDAQ National Market as of the close of market on November 27, 2006 and there is no longer any public market for the Common Stock. Therefore, the Reporting Persons are no longer subject to the reporting requirements of the Exchange Act with respect to the Issuer.

Item 5.  Interest in the Securities of the Issuer

Item 5 is amended by replacing Item 5 in entirety with the following paragraphs:

On November 27, 2006, Mr. Moyes, Mr. Fasso, the Family Trust and The Children's Trust executed the Stockholders Agreement which will govern the relationship of the shareholders of the surviving corporation.

(a) The following sets forth information with respect to the beneficial ownership of shares of Common Stock by each of the Reporting Persons. The percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is based on 18,311,690 shares of Common Stock, not including options exerciseable for shares of Common Stock, outstanding as of November 27, 2006.



Jerry Moyes:

Amount beneficially owned:                                          18,815,690

The shares of Common Stock reported herein as beneficially owned by Jerry Moyes are comprised of (i) 11,509,044 shares of Common Stock owned by NATL, which is controlled by Mr. Moyes, (ii) 4,708,348 shares of Common Stock owned by the Children's Trust, (iii) 818,069 shares of Common Stock owned by Jerry Moyes,
(iv) 1,276,229 shares of Common Stock owned by the Family Trust and (v) options, beneficially owned by Mr. Fasso, to purchase up to 504,000 shares. Jerry and Vickie Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to shares held by the Family Trust.

Percent of class:                                                         100%

                                                             Page 6 of 12 pages


(b) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote                12,327,113
       (ii)   Shared power to vote or to direct the vote               6,488,577
       (iii)  Sole power to dispose or to direct the disposition of   12,327,113
       (iv)   Shared power to dispose or to direct the
              disposition of                                           6,488,577



Vickie Moyes:

Amount beneficially owned:                                             1,276,229

The shares of Common Stock reported herein as beneficially owned by Vickie Moyes are comprised of 1,276,229 shares of Common Stock owned by the Family Trust. Jerry and Vickie Moyes are the trustees of the Family Trust and share voting and dispositive power with respect to shares held by the Family Trust.

Percent of class:                                                         6.78%


(b) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote                        0
       (ii)   Shared power to vote or to direct the vote              1,276,229
       (iii)  Sole power to dispose or to direct the
              disposition of                                                  0
       (iv)   Shared power to dispose or to direct the
              disposition of                                          1,276,229


The Jerry and Vickie Moyes Family Trust dated December 11, 1987:

Amount beneficially owned:                                            1,276,229

The Family Trust directly holds 1,276,229 shares of Common Stock.

Percent of class:                                                         6.78%

(b) Number of shares as to which the person has:

       (i)    Sole power to vote or to direct the vote                        0
       (ii)   Shared power to vote or to direct the vote              1,276,229
       (iii)  Sole power to dispose or to direct the disposition of           0
       (iv)   Shared power to dispose or to direct the
              disposition of                                          1,276,229

                                                              Page 7 of 8 pages


The descriptions of the agreements with the Children's Trust contained in Item 4 above are repeated and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraph:

The descriptions of the Stockholder Agreement contained in Item 5 above are repeated and incorporated herein by reference.

Item 7. Exhibits.

Exhibit 1. Joint Filing Agreement, dated December 4, 2006, by and among the Reporting Persons.

                                                              Page 8 of 8 pages



                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2006

                                                /s/ Jerry C. Moyes
                                                -------------------------------
                                                Jerry C. Moyes


                                                /s/ Vickie Moyes
                                                -------------------------------
                                                Vickie Moyes


                                                THE JERRY AND VICKIE MOYES
                                                  FAMILY TRUST DATED
                                                  December 11, 1987


                                                /s/ Jerry Moyes
                                                -------------------------------
                                                Jerry Moyes, Trustee


                                                /s/ Vickie Moyes
                                                -------------------------------
                                                Vickie Moyes, Trustee